Exhibit 4.1

Execution Version

FIRST SUPPLEMENTAL INDENTURE

FIRST SUPPLEMENTAL INDENTURE, dated as of August 1, 2024 (this “Supplemental Indenture”), between Cerevel Therapeutics Holdings, Inc., a Delaware corporation, as issuer (the “Company”), and U.S. Bank Trust Company, National Association, as trustee (the “Trustee”), to the Indenture, dated as of August 16, 2022 (the “Indenture”), between such parties, governing the 2.50% Convertible Senior Notes due 2027 (the “Notes”).

RECITALS

WHEREAS, the Company and the Trustee have heretofore executed and delivered the Indenture;

WHEREAS, the Company is a party to that certain Agreement and Plan of Merger, dated as of December 6, 2023 (the “Merger Agreement”), by and among AbbVie Inc., a Delaware corporation (“Parent”), Symphony Harlan, LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Intermediate Holdco”), Symphony Harlan Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of Intermediate Holdco (“Merger Sub”), and the Company, pursuant to which, and upon the terms and subject to the conditions contained in the Merger Agreement, Merger Sub will merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”), and, in connection therewith, each share of the Company’s common stock, par value $0.0001 per share (the “Common Stock”), that is outstanding immediately prior to the effective time of the Merger (other than shares of Common Stock (i) that are held by Parent, Intermediate Holdco, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent, Intermediate Holdco, Merger Sub or the Company, in each case, immediately prior to the effective time of the Merger, which shares of Common Stock shall be canceled and extinguished without any conversion thereof or consideration paid therefor (the “Canceled Company Shares”) or (ii) that are held by any person who is entitled to demand and who has properly and validly demanded appraisal of such shares of Common Stock pursuant to, and who has complied in all respects with, Section 262 of the Delaware General Corporation Law (the “Dissenting Company Shares”)), shall, by virtue of the Merger, be converted automatically into the right to receive an amount in cash equal to $45.00 per share (the “Merger Consideration”);

WHEREAS, the Merger Consideration is to be paid to each holder of shares of Common Stock without interest thereon and subject to any applicable withholding taxes;

WHEREAS, the Merger has been consummated and each share of Common Stock that was outstanding immediately prior to the effective time of the Merger (other than the Canceled Company Shares and the Dissenting Company Shares) was converted automatically into the right to receive the Merger Consideration, in each case, on the date hereof (the “Effective Date”), in accordance with the Merger Agreement and substantially concurrently with the execution and delivery of this Supplemental Indenture;

WHEREAS, the consummation of the Merger as contemplated by the Merger Agreement constitutes a Business Combination Event, a Common Stock Change Event, a Fundamental Change and a Make-Whole Fundamental Change under the terms of the Indenture;

WHEREAS, in connection with the foregoing, Section 5.09(A) of the Indenture provides that the Company shall enter into a supplemental indenture with the Trustee pursuant to Section 8.01(F) of the Indenture, without requiring the consent of the Holders of the Notes, providing that, for all conversions that occur at or after the effective time of the Merger, the right to convert each $1,000 principal amount of Notes shall be changed into a right to convert such principal amount of Notes into the kind and amount of other securities, cash or other property, or any combination of the foregoing, that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to such Merger would have been entitled to receive upon such Merger;

WHEREAS, the Company has requested that the Trustee join with it in the execution and delivery of this Supplemental Indenture and, in accordance with Sections 6.01, 8.06, 10.02, 11.02 and 11.03 of the Indenture, has delivered an Officer’s Certificate and an Opinion of Counsel to the Trustee, in each case, responsive to and in compliance with the matters stated therein; and

WHEREAS, all requirements necessary to make this Supplemental Indenture a valid, binding and enforceable instrument in accordance with its terms have been done and performed, and the execution and delivery of this Supplemental Indenture has been duly authorized by the Company in all respects.

NOW, THEREFORE, in consideration of the premises hereof, the parties have executed and delivered this Supplemental Indenture, and the Company and the Trustee agree for the benefit of each other and for the equal and ratable benefit of the Holders, as follows:

AGREEMENT

SECTION 1. Capitalized Terms.

Any capitalized term used and not otherwise defined herein shall have the meaning assigned to such term in the Indenture.

SECTION 2. Settlement upon Conversion.

(a) In accordance with Section 5.09(A) of the Indenture, and from and after the effective time of the Merger, the right to convert each $1,000 principal amount of Notes will be changed to a right to convert such principal amount of Notes into the kind and amount of other securities, cash or other property, or any combination of the foregoing, that a holder of a number of shares of Common Stock equal to the Conversion Rate immediately prior to the Merger would have been entitled to receive upon such Merger (the “Reference Property”), which shall be cash equal to approximately $970.35 per $1,000 principal amount of Notes based on a Conversion Rate of 21.5633 and reflecting the right to receive $45.00 in cash for each share. Accordingly, any reference in respect of a Holders’ conversion rights to a share of Common Stock in the Indenture shall be deemed a reference to a right to receive a cash amount equal to $45.00 and the provisions of the Indenture, including the provisions for subsequent adjustments to the Conversion Rate pursuant to Section 5.05(A) of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into the Reference Property. The Company will settle each such conversion no later than the third (3rd) Business Day after the relevant Conversion Date.

(b) Notwithstanding the foregoing, Holders that elect to convert their Notes at any time during the period from, and including, the Effective Date (being the Make-Whole Fundamental Change Effective Date) to, and including, the thirty-fifth (35th) Trading Day after such Make-Whole Fundamental Change Effective Date to be specified in a notice to be delivered in connection with the Merger in accordance with the Indenture, shall be entitled to receive consideration equal to approximately $1,160.39 per $1,000 principal amount of converted Notes based on an increased Conversion Rate of 25.7865, as adjusted in accordance with Section 5.07 of the Indenture as a result of the Merger, which constitutes a Make-Whole Fundamental Change.

4

SECTION 3. Notes.

Each Note, with effect on and from the Effective Date, shall be deemed supplemented, modified and amended in such manner as necessary to make the terms of such Notes consistent with the terms of the Indenture, as amended by this Supplemental Indenture.

SECTION 4. Ratification and Effect.

Except as hereby expressly amended, the Indenture and the Notes are in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect. This Supplemental Indenture is executed and shall be construed as an indenture supplemental to the Indenture and, as provided in the Indenture, this Supplemental Indenture forms a part thereof. Each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein,” and each reference in the Notes to “the Indenture,” “thereunder,” “thereof,” or “therein” shall mean and be a reference to the Indenture as amended and supplemented by this Supplemental Indenture unless the context otherwise requires. Additionally, each reference in the Notes to “this Note,” “hereunder,” “hereof,” or “herein,” and each reference in the Indenture to “the Notes,” “thereunder,” “thereof,” or “therein” shall mean and be a reference to the Notes as amended and supplemented by this Supplemental Indenture unless the context otherwise requires. The Indenture as amended and supplemented by this Supplemental Indenture shall be read, taken and construed as one and the same instrument, and every Holder of the Notes heretofore or hereafter authenticated and delivered under the Indenture as supplemented by this Supplemental Indenture shall be bound thereby.

SECTION 5. Responsibility of the Trustee.

(a) The recitals in the Supplemental Indenture shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Supplemental Indenture. The Trustee shall be under no duty whatsoever to make any determination whether any execution, modification, amendment, supplement or confirmation to any document is necessary to implement such amendments and waivers, including those contained herein, and shall be entitled to conclusively rely on the documentation required to be provided under the terms of the Indenture in a form reasonably satisfactory to the Trustee.

(b) In acting under or in connection with this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

SECTION 6. Governing Law; Jurisdiction; Waiver of Jury Trial.

The provisions of Sections 11.06 and 11.07 of the Indenture shall apply to this Supplemental Indenture mutatis mutandis.

SECTION 7. Severability.

If any provision of this Supplemental Indenture is invalid, illegal or unenforceable, then the validity, legality and enforceability of the remaining provisions of this Supplemental Indenture will not in any way be affected or impaired thereby.

SECTION 8. Conflicts.

To the extent of any inconsistency between the terms of the Indenture or the Notes and this Supplemental Indenture, the terms of this Supplemental Indenture will control.

4

SECTION 9. Execution in Counterparts.

SECTION 10. The parties may sign any number of copies of this Supplemental Indenture. Each signed copy will be an original, and all of them together represent the same agreement. Delivery of an executed counterpart of this Supplemental Indenture by facsimile, electronically in portable document format or in any other format will be effective as delivery of a manually executed counterpart.

SECTION 11. Miscellaneous.

This Supplemental Indenture constitutes the entire agreement of the parties hereto with respect to the amendments to the Indenture set forth herein. All covenants and agreements in this Supplemental Indenture given by the parties hereto shall bind their successors. The section headings are for convenience only and shall not affect the construction hereof.

[Signature page follows]

4

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

ISSUER:

CEREVEL THERAPEUTICS HOLDINGS, INC.

By:	/s/ Scott Reents
Name: Scott T. Reents
Title: President

[Signature Page to First Supplemental Indenture]

TRUSTEE:

U.S. BANK TRUST COMPANY, NATIONAL ASSOCIATION

By:	/s/ Brandon Bonfig
Name: Brandon Bonfig
Title: Vice President

[Signature Page to First Supplemental Indenture]